___________________________________________________________________
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _______

Commission file number: 001-37757

AVANZAR INTERIOR TECHNOLOGIES. LTD.,
SAVINGS AND INVESTMENT (401k) PLAN

Adient US LLC
49200 Halyard Drive
Plymouth, MI 48170
(Full title of the plan and the address of the plan, if different from that of the issuer named below)

Adient plc
25-28 North Wall Quay, IFSC
Dublin 1, Ireland
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

___________________________________________________________________
___________________________________________________________________

Avanzar Interior Technologies, Ltd.,
Savings and Investment (401k) Plan
Financial Statements and Supplemental Schedule
Year Ended December 31, 2017

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Plan Participants
Avanzar Interior Technologies, Ltd., Savings and Investment (401k) Plan:

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of the Avanzar Interior Technologies, LTD., Savings and Investment (401k) Plan (the “Plan”) as of December 31, 2017, and the related statement of changes in net assets available for benefits for the year then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets of the Plan as of December 31, 2017, and the changes in its net assets for the year then ended, in conformity with accounting principles generally accepted in the United States of America.
Basis of Opinion
The Plan’s management is responsible for these financial statements. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of Matter

As part of the audit of the 2017 financial statements, we also audited the adjustments described in Notes 3 and 4 that were applied to restate the 2016 financial statements. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2016 financial statements of the Plan other than with respect to the adjustments and, accordingly, we do not express any opinion or any other form of assurance on the 2016 financial statements as a whole.

Supplemental Information

The supplemental information in the accompanying schedule of delinquent participant contributions for the year ended December 31, 2017 and the schedule of assets (held at end of year) as of December 31, 2017 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Department of Labor’s Rules and Regulations for Reporting under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Plante & Moran, PLLC

We have served as the Plan’s auditor since 2018.

Flint, Michigan
July 6, 2018

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
Avanzar Interior Technologies, Ltd Savings and Investment (401k) Plan:

Opinion on the Financial Statement

We have audited the accompanying statement of net assets available for benefits of Avanzar Interior Technologies, Ltd Savings and Investment (401k) Plan (the Plan) as of December 31, 2016. In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.

Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ Coleman & Williams Ltd.

Milwaukee, WI
June 13, 2017

Avanzar Interior Technologies, Ltd.,
Savings and Investment (401k) Plan
Statement of Net Assets Available for Benefits

	December 31,
	2017	2016
Assets
Participant-directed investments
Investment in Adient US LLC Defined Contribution Plans Master Trust (Note 3)	$17,028,624	$13,065,771

Receivables
Contributions	1,884,231	1,758,642
Notes receivable from participants	1,314,237	1,175,081
Total receivables	3,198,468	2,933,723

Net assets available for benefits	$20,227,092	$15,999,494

See the notes to the financial statements.

Avanzar Interior Technologies, Ltd.,
Savings and Investment (401k) Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2017
Additions
Plan's interest in Adient US LLC Defined Contribution Plans Master Trust investment income (See Note 3)	$2,097,873
Interest on notes receivable from participants	42,486
Contributions:
Participants	1,422,147
Participants rollovers	151,133
Employer	1,885,220
Total additions	5,598,859

Deductions
Distributions and withdrawals	1,239,747
Administrative expenses	54,299
Total deductions	1,294,046

Transfers from other plans, net	(77,215)
Net increase	4,227,598

Net assets available for benefits, beginning of year	15,999,494
Net assets available for benefits, end of year	$20,227,092

See the notes to the financial statements.

Avanzar Interior Technologies, Ltd.,
Savings and Investment (401k) Plan
Notes to the Financial Statements
December 31, 2017 and 2016

Note 1 - Description of the Plan

The following description of the Avanzar Interior Technologies, Ltd., Savings and Investment (401k) Plan (the "Plan") provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

General - The Plan is a defined contribution plan adopted effective September 1, 2005 for participation by eligible employees of Avanzar Interior Technologies, Ltd., (the "Company"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan is sponsored by the Company.

On July 24, 2015, Johnson Controls, Inc. ("Johnson Controls") announced its intent to separate its automotive seating and interiors businesses into an independent, publicly traded company—Adient plc ("Adient"). The separation occurred on October 31, 2016 at which date Johnson Controls transferred its automotive seating and interiors businesses to Adient. Through October 31, 2016, the Plan was administered by the Johnson Controls Employee Benefit Policy Committee. Effective July 1, 2016, the sponsorship of the Plan transferred to Adient US LLC, a wholly-owned subsidiary of Adient plc, and effective October 31, 2016, the plan administration transferred to the Adient Employee Benefit Policy Committee.

Contributions - Participants can generally designate an amount up to twenty-five percent (25%) of their gross annual compensation as contributions. The Company remitted certain employee deferrals to the Plan after the Department of Labor's required timeframe. A contribution of lost earnings will be made to the Plan subsequent to year-end. The Company may make matching contributions to the Plan on behalf of the participants. During 2017, Company matching contributions were based on the participant's before-tax contributions, not to exceed 6% of compensation. The Company also makes a retirement income contribution ("RIC") to participants based on the participant's age and years of service.

Participant and employer contributions are deposited in the investment funds of the participant's choice. Participants may reallocate their account balances among the available investment funds at any time in increments of one percent (1%). However, participants can reallocate deposits out of the Fixed Income Fund no more than once each calendar quarter in order to maximize the rate of return for that fund and allocations may not be made to the Johnson Controls International plc ("JCI plc") Stock Fund, which is a sell-only fund.

Participants are immediately vested in their contributions plus actual earnings (losses) thereon. A participant's interest in employer contributions plus actual earnings (losses) thereon vest in accordance with vesting requirements over a five year period with 20% vested after one year of service and increasing 20% each year thereafter. A participant becomes fully vested on termination of service due to death, disability or retirement.

If employment terminates other than by reason of retirement, death or total and permanent disability and the participant is not reemployed by the Company or its affiliates within 72 months of that date, the participant's interest in the non-vested portion of the employer contributions is forfeited. The Company may apply any forfeited amounts to reduce future employer contributions to the Plan.

Payment of Benefits - On termination of service due to death, disability or retirement, a participant may elect to receive a lump-sum amount equal to the value of the participant's interest in his or her account. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. Benefits are recorded when paid.

Participant accounts - Participant recordkeeping is performed by Fidelity Workplace Services.

Notes Receivable from Participants - Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or fifty percent (50%) of their account balance, whichever is less. Loans are subject to certain limitations based on the Plan document. Only two loans per participant may be outstanding at any time. Each loan may be for a term up to five years. Regular payroll deductions are required to repay a loan. Each loan's interest rate is fixed at the prime rate at the beginning of the calendar quarter in which it is issued. At termination, participants may continue to make monthly loan payments until the balances of any loans are paid off. The notes receivable from participants are measured at their unpaid principal balances plus accrued but

Avanzar Interior Technologies, Ltd.,
Savings and Investment (401k) Plan
Notes to the Financial Statements
December 31, 2017 and 2016

unpaid interest. At the time of borrowing, the assets of the participant are sold proportionally to finance the loan. Participant notes receivable are written off when deemed uncollectible.

Administrative Expenses - Certain administrative expenses are paid by the Plan, as allowed by Plan provisions, with all remaining expenses paid by the Company.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation - The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Master Trust - Contributions are invested in accordance with the participant's election in one or more investments, which are held in the Adient US LLC Defined Contribution Plans Master Trust (the "Master Trust") (see Note 3).

Investment Valuation - All investments of the Master Trust, except the Fixed Income Fund, are stated at fair value. The Fixed Income Fund is a synthetic guaranteed investment contract ("synthetic GIC") which is stated at contract value. The synthetic GIC is fully benefit responsive. Contract value, as reported to the Plan by Fidelity Pricing and Cash Management Services, represents contributions made under the contract, plus interest at the contract rate, less participant withdrawals and administrative expenses. The Plan's interest in the Master Trust is based on the beginning of the year value of the Plan's interest in the Master Trust plus actual contributions and allocated investment income less actual distributions and allocated administrative expenses. See Note 4 for further discussion of fair value measurements.

Transfer of Assets - The Plan permits the transfer of assets among investment options held by the Master Trust, subject to certain trading restrictions imposed on some of the investment options.

Investment Contracts - The Fixed Income Fund is a synthetic GIC which is a wrap contract paired with underlying investments owned by the Master Trust, usually a portfolio of high-quality, short to intermediate-term fixed-income securities and a short-term interest fund. The Master Trust purchases wrapper contracts from financial institutions.

A synthetic GIC credits a stated interest rate. Investment gains and losses are amortized over the expected duration of the covered investments through the calculation of the interest rate on a prospective basis. Synthetic GICs provide for a variable crediting rate, which resets on a periodic basis. The crediting rate set by the wrap contracts resets quarterly. The quarterly crediting rate does not include the short-term investments (e.g., short-term interest fund) used for benefit-responsive events. While the issuer of the wrap contract provides assurance that future adjustments to the crediting rate cannot result in a crediting rate less than zero, the actual quarterly interest rate is impacted by the current yield of the short-term investments.

The crediting rate is primarily based on the current yield-to-maturity of the covered investments, plus or minus amortization of the difference between the market value and contract value of the covered investments over the duration of the covered investments at the time of computation.

The crediting rate is most impacted by the change in the annual effective yield to maturity of the underlying securities, but is also affected by the differential between the contract value and the market value of the covered investments. This difference is amortized over the duration of the covered investments. Depending on the change in duration from reset period to reset period, the magnitude of the impact to the crediting rate of the contract to market difference is heightened or lessened.

Certain events limit the ability of the Master Trust to transact at contract value with the insurance companies and the financial institution issuers. Such events include the following: (i) material amendments to the plan documents (including complete or partial plan termination or merger with another plan); (ii) changes to the Plan’s prohibition on competing investment options or deletion

Avanzar Interior Technologies, Ltd.,
Savings and Investment (401k) Plan
Notes to the Financial Statements
December 31, 2017 and 2016

of equity wash provisions; (iii) bankruptcy of the plan sponsor or other plan sponsor events (e.g., divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the Plan; (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA; (v) any change in law, regulation, ruling, administrative or judicial position, or accounting requirement, applicable to the Fixed Income Fund or the Plan; or (vi) the delivery of any communication to plan participants designed to influence a participant not to invest in the Fixed Income Fund.

The plan administrator does not believe that the occurrence of any such event, which would limit the Master Trust’s ability to transact at contract value, is probable.

The synthetic GIC generally impose conditions on both the Master Trust and the issuers. If an event of default occurs and is not cured, the non-defaulting party may terminate the contract. The following may cause the Master Trust to be in default: a breach of material obligation under the contract; a material misrepresentation; or a material amendment to the plan agreement. The issuer may be in default if it breaches a material obligation under the investment contract; makes a material misrepresentation; has a decline in its long-term credit rating below a threshold set forth in the contract; is acquired or reorganized and the successor issuer does not satisfy the investment or credit guidelines applicable to issuers. If, in the event of default of an issuer, the Master Trust were unable to obtain a replacement investment contract, withdrawing plans may experience losses if the value of the Master Trust’s assets no longer covered by the contract is below contract value. The Master Trust may seek to add additional issuers over time to diversify the Master Trust’s exposure to such risk, but there is no assurance the Master Trust may be able to do so. The combination of the default of an issuer and an inability to obtain a replacement agreement could render the Master Trust unable to achieve its objective of maintaining a stable contract value. The terms of an investment contract generally provide for settlement of payments only upon termination of the contract or total liquidation of the covered investments. Generally, payments will be made pro-rata, based on the percentage of investments covered by each issuer. Contract termination occurs whenever the contract value or market value of the covered investments reaches zero or upon certain events of default.

If the contract terminates due to issuer default (other than a default occurring because of a decline in its rating), the issuer will generally be required to pay to the Master Trust the excess, if any, of contract value over market value on the date of termination. If a synthetic GIC terminates due to a decline in the ratings of the issuer, the issuer may be required to pay to the Master Trust the cost of acquiring a replacement contract (i.e., replacement cost) within the meaning of the contract. If the contract terminates when the market value equals zero, the issuer will pay the excess of contract value over market value to the Master Trust to the extent necessary for the Master Trust to satisfy outstanding contract value withdrawal requests. Contract termination also may occur by either party upon election and notice.

Benefit Payments - Benefits are recorded when paid.

Risks and Uncertainties - The Plan's investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

New Accounting Pronouncements - In February 2017, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2017-06, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), and Health and Welfare Benefit Plans (Topic 965) - Employee Benefit Plan Master Trust Reporting. ASU No. 2017-06 amends the master trust disclosure to require additional disclosures related to the Plan’s interest in the Master Trust. This ASU is effective for fiscal years beginning after December 15, 2018 and is required to be applied retrospectively for all comparative periods presented. Management does not expect the adoption of this ASU to have a significant impact on the Plan’s financial statements.

Avanzar Interior Technologies, Ltd.,
Savings and Investment (401k) Plan
Notes to the Financial Statements
December 31, 2017 and 2016

Note 3 - Master Trust

For the period of January 1, 2016 to June 30, 2016, all investments of the Plan were held in the Johnson Controls, Inc. Savings and Investment Master Trust (the "JCI Master Trust"). In anticipation of the separation referred to in Note 1, the Master Trust was established effective as of July 1, 2016. As of July 1, 2016, all investments of the Plan were transferred into the Master Trust. As of December 31, 2017 and 2016, all investments of the Plan are included under the Master Trust, which is trusteed by Fidelity Management Trust Company.

Employee benefit plans participating in the Master Trust as of December 31, 2017 and 2016 include the following defined contribution plans:

•	Adient US LLC Savings and Investment (401k) Plan

•	Adient Production Employees Savings and Investment (401k) Plan

•	Avanzar Interior Technologies, Ltd., Savings and Investment (401k) Plan

•	Bridgewater Interiors, LLC Savings and Investment (401k) Plan

•	Interiors Savings and Investment (401k) Plan

Subsequent to year-end the Interiors Savings and Investment (401k) Plan transferred out of the Master Trust. As a result approximately $356,492,000 of investments were transferred out of the Master Trust.

All transfers to, withdrawals from or other transactions regarding the Master Trust shall be conducted in such a way that the proportionate interest in the Master Trust of each plan and the fair market value of that interest may be determined at any time.

A summary of the net assets of the Master Trust as of December 31, 2017 and 2016 is as follows:

	2017	2016
	Master Trust Balances	Master Trust Balances
Investments - Fair Value:
Mutual Funds	$303,055,809	$227,687,411
Employer Stock Funds:
Adient Common Stock	45,844,476	19,567,383
JCI plc Common Stock	60,797,952	91,111,378
Interest Bearing Cash	3,477,949	4,521,189
Other Common Stock	20,811,137	40,768,343
Common Collective Trust Funds	684,952,969	535,632,938
Interest Bearing Cash	1,498,411	1,680,770
Total Investments at Fair Value	1,120,438,703	920,969,412

Investments at Contract Value - Fixed Income Fund	73,302,131	73,182,188

Pending Trade Receivable	18,812,144	—

Total Master Trust Net Assets	$1,212,552,978	$994,151,600

Avanzar Interior Technologies, Ltd.,
Savings and Investment (401k) Plan
Notes to the Financial Statements
December 31, 2017 and 2016

2016 Restatement - In 2016 the Master Trust disclosure presented investments of $597,556,938 that were previously reported as investments at net asset value ("NAV") without disclosure of the type of investments and related balances. These investments have been restated to be disclosed by investment type as required by U.S. GAAP.

During the year ended December 31, 2017, the Master Trust investment gain was comprised of the following:

Net realized and unrealized gains	$145,056,959
Dividend, interest and other income	17,813,096
Total master trust investment gains	$162,870,055

The Plan's interest in the Master Trust represented approximately 2% of the total assets in the Master Trust at December 31, 2017 and 2016. During 2017, there was approximately $25 million of purchases and $9 million of sales related to Adient plc stock in the Master Trust, which is considered to be a related party transaction.

Note 4 - Fair Value Measurements

Accounting standards require certain assets and liabilities to be reported at fair value in the financial statements and provide a framework for establishing that fair value. The framework for determining fair value is based on a hierarchy that prioritizes the inputs and valuation techniques used to measure fair value.

In determining fair value, various valuation techniques are utilized and observable inputs are prioritized. The availability of observable inputs varies from instrument and depends on a variety of factors including the type of instrument, whether the instrument is actively traded, and other characteristics particular to the transaction. For many financial instruments, pricing inputs are readily observable in the market, the valuation methodology used is widely accepted by market participants, and the valuation does not require significant management discretion. For other financial instruments, pricing inputs are less observable in the marketplace and may require management judgment.

The inputs used to measure fair value are assessed using a three-tier hierarchy based on the extent to which inputs used in measuring fair value are observable in the market. Level 1 inputs include quoted prices in active markets for identical instruments and are the most observable. Level 2 inputs include quoted prices for similar assets and inputs such as interest rates and yield curves that are observable at commonly quoted intervals. Level 3 inputs are not observable in the market and include management's judgments about the assumptions market participants would use in pricing the asset. In instances where inputs used to measure fair value fall into different levels of the fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Plan's assessment of the significance of particular inputs to these fair value measurements requires judgment and considers factors specific to each asset.

Following is a description of the valuation methodologies used to value the underlying investments in the Master Trust:

Mutual Funds and Common Stock - The fair value for Mutual Funds and Common Stock are determined by direct quoted market prices.

Employer Stock Funds - The Adient Stock Fund and JCI plc Stock Fund are unitized accounts that are comprised of Adient and JCI plc common stock, respectively, except for a small portion of the funds that is invested in interest bearing cash to provide liquidity for daily activities. The stock funds consist of assets from the following sources: employee contributions (including certain rollovers), employee loan repayments, exchanges into the fund from other investment options, Company matching contributions (vested and unvested) earnings and dividends. Adient and JCI plc common stock are valued based on direct quoted market prices and interest bearing cash is based on outstanding balances.

Interest Bearing Cash - These investments are valued at fair value based on their outstanding balances.

Common Collective Trusts - Common collective trusts are valued at the NAV provided by the administrator of the fund using the practical expedient approach and therefore is not assigned to a level in the hierarchy table. The net asset value is based on the

Avanzar Interior Technologies, Ltd.,
Savings and Investment (401k) Plan
Notes to the Financial Statements
December 31, 2017 and 2016

fair value of the underlying assets owned by the fund. The common collective trusts are not subject to restrictions regarding redemptions and there are no unfunded commitments to the funds.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Master Trust Assets measured at fair value on a recurring basis are as follows:

	Assets Measured at Fair Value at December 31, 2017
	Balance	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments at Fair Value:
Mutual Funds	$303,055,809	$303,055,809	$—	$—
Adient Common Stock	45,844,476	45,844,476	—	—
JCI plc Common Stock	60,797,952	60,797,952	—	—
Other Common Stock	20,811,137	20,811,137	—	—
Interest Bearing Cash	4,976,360	—	4,976,360	—
Total investments at fair value	$435,485,734	$430,509,374	$4,976,360	$—

Investments Measured at NAV:
Common Collective Trust Funds	684,952,969
Total Investments at NAV	684,952,969

Total Master Trust Investments at Fair Value	$1,120,438,703

2016 Restatement - The 2016 fair value hierarchy table has been restated to disclose the investments at the Master Trust level and to present mutual funds and common stock previously included in investments valued at NAV as level 1 investments, along with removing investments at contract value from the fair value hierarchy as required by U.S. GAAP. In 2016 the fair value hierarchy table presented the Plan's share of the investments in the Master Trust with $994,299 of mutual funds and $2,222,866 of stock funds classified as Level 1 investments; $9,469,764 of investments at NAV and $378,842 of investments at contract value (total investments of $13,065,771) and omitted Master Trust level reporting.

Avanzar Interior Technologies, Ltd.,
Savings and Investment (401k) Plan
Notes to the Financial Statements
December 31, 2017 and 2016

	Assets Measured at Fair Value at December 31, 2016
	Balance	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments at Fair Value:
Mutual Funds	$227,687,411	$227,687,411	$—	$—
Adient Common Stock	19,567,383	19,567,383	—	—
JCI plc Common Stock	91,111,378	91,111,378	—	—
Other Common Stock	40,768,343	40,768,343	—	—
Interest Bearing Cash	6,201,959	—	6,201,959	—
Total investments at fair value	$385,336,474	$379,134,515	$6,201,959	$—

Investments Measured at NAV:
Common Collective Trust Funds	535,632,938
Total Investments at NAV	535,632,938

Total Master Trust Investments at Fair Value	$920,969,412

The Plan's policy to recognize transfers between levels of the fair value hierarchy is as of the actual date of the event of change in circumstances that caused the transfer. There were no significant transfers between levels of the fair value hierarchy during 2017.

Note 5 - Tax Status

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated August 7, 2014, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

The Plan Sponsor believes it is no longer subject to income tax examinations for years prior to 2014.

Note 6 - Plan Termination

Although it has not expressed any intent to do so, Adient has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Avanzar Interior Technologies, Ltd.,
Savings and Investment (401k) Plan
Notes to the Financial Statements
December 31, 2017 and 2016

Note 7 - Party-in-Interest Transactions

Transactions involving the Adient Stock Fund, notes receivable from participants and the funds administered by Fidelity Management Trust Company, or its affiliates, trustee of the Plan, are considered party-in-interest transactions.

Note 8 - Reconciliation to Form 5500

The net assets on the financial statements differ from the net assets on Form 5500 due to the synthetic GICs held in the Master Trust being recorded at contract value on the financial statements and at fair value on Form 5500. The net assets and increase in net assets on the financial statements compared to those on Form 5500 at December 31, 2017 were $31 higher.

Avanzar Interior Technologies, Ltd., Savings and Investment (401k) Plan
Schedule H, Line 4a - Schedule of Delinquent Participant Contributions
Plan #003, EIN: 38-3380735
Year Ended December 31, 2017
	Total That Constitute Nonexempt Prhobited Transactions				Total Fully Corrected Under VFCP and PTE 2002-51
Participant Contributions Transferred Late to Plan	Contributions Not Corrected:		Contributions Corrected Outside VFCP:	Contributions Pending Correction in VFCP
Check here if late Participant Loan Repayments are included: ☒	$71	*	$—	$—	$—

*	Represents delinquent contributions from one pay period during 2017. The Company will transmit contributions and lost earnings to the Plan during 2018.

Avanzar Interior Technologies, Ltd., Savings and Investment (401k) Plan
Schedule H, 4i - Schedule of Assets (Held at End of Year)
Plan #001, EIN: 20-1818668
December 31, 2017
	(a)(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value
*	Participant	Participant notes receivable bearing interest at rates of 3.25% - 4.25%	$—	$1,314,237

*	Represents a party-in-interest

Avanzar Interior Technologies, Ltd., Savings and Investment (401k) Plan
Exhibit Index

Exhibit No.	Description

23.1	Consent of Plante & Moran, PLLC

23.2	Consent of Coleman & Williams Ltd.

Avanzar Interior Technologies, Ltd., Savings and Investment (401k) Plan
Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
AVANZAR INTERIOR TECHNOLOGIES, LTD., SAVINGS AND INVESTMENT (401K) PLAN

By: /s/ Jeffrey M. Stafeil
Jeffrey M. Stafeil
Executive Vice President and Chief Financial Officer
Adient plc

July 6, 2018